FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of  JANUARY  , 2002
                                         ----------

                             Hilton Petroleum Ltd.
                (Translation of registrant's name into English)

                                    000-30390
                                  -----------
                                  (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                  Form 20-F    X          Form 40-F
                            -------                   ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes                    No     X
                       -------                ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Hilton Petroleum Ltd.
                                          -------------------------------------
                                          (Registrant)

Date   January 21, 2002                   By  /s/ "Nick DeMare"
    ------------------------              -------------------------------------
                                          Nick DeMare
                                          Director
                                          (Signature)*

     *Print the name and title of the signing officer under his signature.


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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                               Tel: (604) 685-9316
                                CDNX SYMBOL: HTP
                        Web Site: www.hiltonpetroleum.com

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NEWS RELEASE                                                    JANUARY 21, 2002


                            East Lost Hills - Update

Bakersfield, California - January 21st 2002. Mr. Don Busby, Chairman, of Hilton Petroleum Ltd. ("Hilton") is pleased to provide the following update:

The ELH #4 well has reached its targeted depth of 20,535 feet and the wireline logs have been completed. The results from the wireline logs must be reviewed and a decision made by all the participants before the well can go to the completion stage of setting casing and flow testing.

The ELH #9 well is at 18,900 feet with a target total depth of 20,500 feet. It is anticipated that this well will be completed during the month of March at which time it will take an additional 45 to 60 days for testing.

The NWLH #1-22 is a well in which the Company has a carried interest. The well reached a total depth of 18,400 feet and was logged. The evaluation of the logging data indicated that the well was too far west of the targeted structural high. The well was successfully sidetracked and is now drilling at 14,247 feet toward 20,000 feet. It is anticipated that the well will reach total depth some time in May.

The Pyramid Hills #1 well is at 14,365 feet and casing will be required within the next 300 - 700 feet. The total planned depth is 18,500 feet with the Point of Rocks formation as the primary reservoir target. It is anticipated that the well should be drilled to total depth in April.

The ELH #1 well continues to produce at constrained levels still requiring a water disposal well to increase production. The Company is confident the well will produce at substantially higher rates once water disposal is dealt with. Work is on-going with respect to this water disposal well, however it is estimated that completion is still three to four months away.

The ELH# 2 was drilled to a total depth of 18,011 feet and tested up to 5 mmcf gas per day. The well has been suspended as a potential producer pending the installation of water disposal facilities.

The ELH #3 was drilled to a total depth of 21,750 feet in a separate structural block than the other East Lost Hills wells. The well encountered gas shows while drilling and was suspended after initial testing did not result in any production from the zone tested. The well may be re-entered at a later date for further testing of other zones or sidetracking.

There is considerable activity at East Lost Hills with three wells presently being drilled. In addition Pyramid Power, which is approximately 12 miles north west of East Lost Hills should be completed in the second quarter of 2002. The Company expects considerable developments within the first six months of 2002 at the East Lost Hills and Pyramid Power projects.

Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTCBB:
HTPTF). Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888-303-3361.

ON BEHALF OF THE BOARD

/s/ Donald Busby

Donald W. Busby, Chairman

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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